                                     UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                      FORM 12b-25

                              NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER: 0-11552
                                                       CUSIP NUMBER: 879913200

(CHECK ONE):  / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form N-SAR

                 For Period Ended:  April 30, 2000
                                  --------------------------------------------
                 /   / Transition Report on Form 10-K
                 /   / Transition Report on Form 20-F
                 /   / Transition Report on Form 11-K
                 / X / Transition Report on Form 10-Q
                 /   / Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                 ------------------------------
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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
               VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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Full Name of Registrant

                   TELEVIDEO, INC.
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Former Name if Applicable


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Address of Principal Executive Office (Street and Number)

                   2345 Harris Way
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City, State and Zip Code

                   San Jose, California 95131
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
/X / will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                 Not Applicable
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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                                               (ATTACH EXTRA SHEETS IF NEEDED)
                                                               SEC 1344 (6/94)

TeleVideo, Inc. (the "Registrant") will be unable to timely file its
Quarterly Report on Form 10-Q on or before June 14, 2000 because the departure of the Registrant's Chief Financial officer at the end of May 2000 has left the Registrants financial and accounting department under-staffed. Therefore, the Registrant requires additional time to accumulate and analyze the information needed for the filing.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                 Julia Zhang                (408)              954-8333
    ---------------------------------- ----------------- ----------------------
                    (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
    Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           /X/ Yes  / / No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            /X/ Yes  / / No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Explanation:   See attached explanation.
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                                TELEVIDEO, INC.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:   June 14, 2000                      By /s/ K. Philip Hwang
                                                  ----------------------------
                                                  Chairman of the Board and
                                                  Chief Executive Officer

                                 TELEVIDEO, INC.
                                   FORM 12b-25
                              Dated April 30, 2000

QUESTION (3), PART IV EXPLANATION

         The Registrant expects that the Consolidated Statements of Operations for the fiscal quarter ended April 30, 2000 will show some significant changes from the results of operations for the prior year as follows: Net sales are expected to be less in the 2000 period compared to 1999, both in the three months and six months ended April 30. The Registrant is expecting its financial statements will reflect net sales of approximately $1,700,000 and approximately $3,200,000 for the three and six month periods ended April 30, 2000, respectively. In addition, all categories of operating expenses are expected to have increased in both the three and six month periods of 2000 compared to 1999, with total operating expenses expected to be approximately $1,600,000 and approximately $3,000,000 for the three and six month periods ended April 30, 2000, respectively. The anticipated decreases in net sales and increases in operating expenses will result in a loss from operations for the three and six months ended April 30, 2000 that will be significantly higher than the loss from operations in the comparable 1999 periods. The Registrant does expect to reflect net income of approximately $260,000 in the three months ended April 30, 2000 compared to net losses in all other periods. This is the result of a substantial gain on the sale of marketable securities in the three months ended April 30, 2000. The net loss for the six month periods is expected to have decreased by more than 90%, from approximately $(700,000) in the 1999 period to approximately $3,200,000 for the first six months of 2000 compared to $3,700,000 in 1999, again primarily because of the gain on the sale of marketable securities.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).